# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alcoa Corp, CIK 0001675149
CUSIP: 013872106
Title of class of securities: CHESS Depositary Interests, each representing 1 unit of Common Stock
Address of issuer's principal executive offices: 201 ISABELLA STREET, SUITE 500, PITTSBURGH, Pennsylvania (PA), 15212
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-001499
Filed by CIK 0001419653

## Reporting persons
- Allan Gray Australia Pty Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 15,630,823; shared voting power 0; sole dispositive power 15,630,823; shared dispositive power 0; aggregate amount beneficially owned 15,630,823 (6% of the class)

## Item 1. Issuer
Name of issuer: Alcoa Corp
Address of issuer's principal executive offices:
201 ISABELLA STREET, SUITE 500, PITTSBURGH, PENNSYLVANIA
15212

## Item 2. Person Filing
Name of person filing: Allan Gray Australia Pty Ltd
Address of principal business office or, if none, residence:
LEVEL 2, CHALLIS HOUSE
4-10 MARTIN PLACE
SYDNEY, Australia
NSW 2000
Citizenship: Allan Gray Australia Pty Ltd - AUSTRALIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Equivalent to IA.

## Item 4. Ownership
Amount beneficially owned: 15,630,823
Percent of class: 6
Sole power to vote or to direct the vote: Allan Gray Australia Pty Ltd - 15,630,823
Shared power to vote or to direct the vote: Allan Gray Australia Pty Ltd - 0
Sole power to dispose or to direct the disposition: Allan Gray Australia Pty Ltd - 15,630,823
Shared power to dispose or to direct the disposition: Allan Gray Australia Pty Ltd - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Another person has the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by Allan Gray Australia Pty Ltd.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Allan Gray Australia Pty Ltd is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Allan Gray Australia Pty Ltd: Matt Gaarder, Attorney-in-fact (08/14/2025)